EXHIBIT (a)(10)




                    [Letterhead of Hilton Hotels Corporation]


CORPORATE NEWS
                        Contact:  Marc Grossman
                                  Sr. Vice President - Corporate Affairs
                                  310-205-4030

                                  Kathy Shepard
                                  Corporate Communications
                                  310-205-7676

                                  Joele Frank
                                  Abernathy MacGregor
                                  212-371-5999


             HILTON RESPONDS TO ITT CORPORATION'S REJECTION OF OFFER


         Beverly Hills, Calif., February 12, 1997 -- Hilton Hotels Corporation (NYSE:HLT), in response to ITT Corporation's (NYSE:ITT) rejection of Hilton's $55-per-share acquisition offer, expressed its disappointment in ITT's continued refusal to meet with Hilton to discuss a transaction.

         "We have put a strong offer on the table, and remain convinced that this combination is in the best interests of ITT's shareholders," said Stephen
F. Bollenbach, president and chief executive officer of Hilton Hotels Corporation. "The response from shareholders and analysts has been overwhelmingly positive, and we have been more than ready to meet with ITT's Board and management to work toward the prompt consummation of a negotiated transaction. While we still hope that ITT will ultimately sit down and talk with us, we have also been quite clear in our commitment to making this transaction a reality, including taking the matter directly to ITT's shareholders."

         Hilton noted that, earlier this week, it had notified ITT of its intention to nominate candidates to replace ITT's Board of Directors if that is necessary in order to complete the combination of the two companies.